
March 9, 2022

Leonard Stella
President
Purthanol Resources Limited
2711 Centreville Rd., Suite 400
Wilmington, DE 19808

> **Re: Purthanol Resources Limited**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed February 28, 2022**
> **File No. 000-33271**

Dear Mr. Stella:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our January 26, 2022 letter.

Amendment No. 2 to Registration Statement on Form 10-12G filed February 28, 2022

General

1. We note your response to comment 1; however, your disclosure is not included in the amendment.  Please revise.

Item 13. Financial Statements and Supplementary Data, page 14

2. We note your response to comment 3.  We are unable to locate in your filing the disclosures required by ASC 250-10-50-7 through 50-10.  As such, please revise your filing accordingly.

You may contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters.  Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:    Ron Mclntyre